Press & Analyst Response September 12, 2005 Company Confidential Filed by Siebel Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Oracle Corporation Commission File No. of Subject Company: 000-14376 This Presentation served as a script for press and analyst questions to Siebel Systems, Inc.

Disclaimer Additional Information and Where to Find It This document may be deemed to be solicitation material inrespect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle's directors and executive officers is available in Oracle's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel's directors and executive officers is available in Siebel's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Forward-Looking Statements: This document includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "poten^tial," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel's results, future expectations concerning available cash and cash equivalents, Siebel's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel's most recently filed Forms 10-K and 10-Q and Oracle's most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

Opening Comment Today is a great day for Siebel Systems customers, partners, shareholders, and employees. Customers can now enjoy the best of both worlds - Siebel's best-of-breed customer-facing solutions and Oracle's leading end-to-end ERP, middleware and database technologies. We are excited to be joining one of the world's largest and most respected information technology providers.

Siebel Systems Customers Benefit from the Combination Stronger combined vendor with complementary products attributes Continued support for Siebel's CRM and analytics solutions Commitment to deployment flexibility, including Siebel CRM OnDemand Expanded support and services Extended partner ecosystem with increased investment Investments in Siebel applications will be supported and protected as the centerpiece of Oracle's Fusion CRM strategy. Siebel customers will benefit in the following ways:

Siebel Partners Benefit from the Combination Working with a single vendor to address customer needs for CRM, ERP, analytics, customer data integration, and infrastructure technologies Preserving their investments and experience in Siebel CRM Accessing more partner opportunities Siebel partners will benefit through an expanded product footprint in customer-facing solutions. They will benefit in the following ways:

The Combined Company Becomes the Leading Customer Centric Software Provider 3.4 million live CRM users Over 4,000 world class customers Largest enterprise CRM deployments Proven return on investment Best practices and implementation experience ~5,000 employees located in 80 offices in 33 countries Revenue of $1.3 billion(1) (1) Based on last fiscal year income statements. Siebel's best-in-class CRM + Oracle's best-in-class ERP + Oracle's best-in-class Fusion middleware + Oracle's best-in-class 10g database technology = Single best solution for customer centric enterprises 360° real-time view of the customer from sales to services to fulfillment to the shop room floor Domain expertise to aggregate, cleanse and normalize customer data Industry expertise in key verticals 50,000 employees servicing 260,000 customers across 190 countries 24x7 global support 13,100 software developers and $1.5bn R&D budget (1) Siebel Systems Oracle